MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

1 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02055798

Dear Sirs

SUPPL

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 1 November 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in shares.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

dw 11/15

SEC MAIL PROCESSING RECEIVED NOV 07 2002 WASH, D.C. 155 SECTION

J:Grpsec-15-07-0801-001-SEC-3-021101

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Announcement Details

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h‹
them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

28 October 2002

11. Date company informed

1 November 2002

12. Total holding following this notification

41,959,205 shares

13. Total percentage holding of issued class following this notification

8.48%

14. Any additional information

The interest in 36,431,322 of the shares is stated to be pursuant to section 208 (5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notific

Gregory McMahon – Group Company Secretary

Date of notification

1 November 2002

---

previous cancel confirm

1 NOV 2002

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

30 October 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 28 October 2002 Morgan Stanley Securities Limited acquired an interest in the shares that resulted in our holding a total of 41,959,205 shares, being approximately 8.54% of the issued share capital of the Company.

We have transferred from time to time 36,431,322 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 36,431,322 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours sincerely,

Paula Tilus
Law Division

L:\comp\Large Position Reports\Mytravel Group over 8% 29-10-2002.doc